NRG YIELD OPERATING LLC

211 Carnegie Center

Princeton, New Jersey 08540

June 16, 2015

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:	NRG Yield Operating LLC
Registration Statement on Form S-4 (File No. 333-203369)

Ladies and Gentlemen:

NRG Yield Operating LLC (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (SEC File No. 333-203369) (the “Registration Statement”), to 10:00 a.m., Eastern Time, on Friday, June 19, 2015, or as soon thereafter as possible.  In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby confirms that it is aware of its obligations under the Act.  In addition, the Company acknowledges that

•                  should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Zier of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2180, as soon as the Registration Statement has been declared effective.

Sincerely,

NRG YIELD OPERATING LLC

By:	/s/ Brian E. Curci
	Name:	Brian E. Curci
	Title:	Secretary

cc:           Paul Zier

   Kirkland & Ellis LLP